Exhibit 12.1
     Statement Regarding Computation of Ratio of Earnings to Fixed Charges:

						Six Months
						Ended
	Fiscal	Fiscal	Fiscal	Fiscal	Fiscal	June 30,
(in thousands, except percentages)	2004	2005	2006	2007	2008	2009
Earnings:

Pre-tax income (loss) from continuing operations	$(4,996)	$57,412	$118,291	$142,467	$87,975	$(4,336)

Fixed Charges	$2,012	$1,509	$1,704	$2,495	$5,854	$6,020

Amortization of capitalized interest	$—	$—	$—	$—	$—	$—

Interest capitalized	$—	$—	$—	$—	$(125)	$(482)

Total earnings	$(2,984)	$58,921	$119,995	$144,962	$93,704	$1,202

Fixed Charges

Interest expense and amortization of debt discount/premium	$679	$509	$674	$1,324	$4,206	$4,776

Capitalized interest	$—	$—	$—	$—	$125	$482

Interest Expense	$679	$509	$674	$1,324	$4,331	$5,258

Rent Expense	$4,000	$3,000	$3,090	$3,513	$4,570	$2,285

Percentage of rent expense deemed to be interest	33.3%	33.3%	33.3%	33.3%	33.3%	33.3%

Portion of rent expense deemed to be interest	$1,333	$1,000	$1,030	$1,171	$1,523	$762

Preferred stock dividend requirements	$—	$—	$—	$—	$—	$—

Total fixed charges	$2,012	$1,509	$1,704	$2,495	$5,854	$6,020

Ratio of earnings to fixed charges	(1.48)	39.05	70.42	58.10	16.01	0.20

With respect to those ratios that indicate less than one-to-one coverage, the dollar amounts of the deficiencies are $4,996 for fiscal 2004 and $4,818 for the six months ended June 30, 2009.
     For purposes of calculating the ratios,
(1)	earnings include income from continuing operations before income taxes, fixed charges and a reduction for preference dividend to earnings; and

(2)	fixed charges are interest expense incurred, amortization of debt expense and discount or premium related to any indebtedness, the interest component of rent and preference dividend to earnings.

     The ratio of earnings to fixed charges is calculated as follows:
     (Earnings) + (Fixed Charges)
(Fixed Charges)